HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

Computation for Determination of Reserve Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2015

CREDIT BALANCES

Free credit balances and other credit balances in customers' accounts	$	29,984
Monies borrowed collateralized by securities carried for the accounts of customers		
Monies payable against customers' securities loaned		
Customers' securities failed to receive		
Credit balances in firm accounts that are attributable to principal sales to customers		
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		
Market value of short security count differences over thirty calendar days old		
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over thirty calendar days		
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		
Total Credit Items		29,984

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3		
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		
Failed to deliver of customers' securities not older than 30 calendar days		
Other		
Gross Debits		
Less 1% charge		
Total Debit Items		-

RESERVE COMPUTATION

Excess of total credits over total debits	$	29,984
Amount held on deposit in "Reserve Bank Account"	$	75,000

NOTE: No material differences exist between the computation of the reserve requirement
above and that included in the Company's unaudited December 31, 2015
Focus Part II report filed on January 27, 2016.